UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

26 February 2013
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

N      E      W      S                R      E      L      E      A      S      E

26 February 2013

CRH plc ANNOUNCES GROUP CHIEF EXECUTIVE'S INTENTION TO RETIRE
AT THE END OF 2013

CRH plc, the international building materials group, announces that Myles Lee, Group Chief Executive, has confirmed to the Board his intention to retire from CRH at the end of 2013 having reached the age of 60, and following completion of a five year term as Chief Executive and ten years as an Executive Director.    Myles joined CRH in 1982, joining the Board in November 2003 as Finance Director, later becoming Chief Executive in January 2009.

Commenting on this, the Chairman Nicky Hartery said, "Myles has contributed very significantly over an extended period to the development and progress of CRH and continues to do so.  By advising the Board of his decision well in advance of retirement, Myles has, in line with long-established CRH practice, facilitated the planning and management of his succession in an ordered and timely fashion.   The Board has appointed a Committee, chaired by myself, to conduct the search for a successor to Myles."

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000   FAX +353 1 404 1007
E-MAIL: mail@crh.com    WEBSITE: www.crh.com    Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3 (No.333-166313) and Form S-8 (No.s 333-165870, 333-90808, 333-173246, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 26 February 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director